Exhibit 12

LINCOLN NATIONAL CORPORATION AND SUBSIDIARIES

HISTORICAL RATIO OF EARNINGS TO FIXED CHARGES

(dollars in millions)

	For the Nine
	Months Ended
	September 30,
	2018	2017
Income (loss) from continuing operations before taxes	$1,418	$1,518
Sub-total of fixed charges	217	201
Sub-total of adjusted income (loss)	1,635	1,719
Interest on annuities and financial products	1,964	1,933
Adjusted income (loss) base	$3,599	$3,652
Fixed Charges
Interest and debt expense (1)	$205	$190
Portion of rent expense representing interest	12	11
Sub-total of fixed charges excluding interest on
annuities and financial products	217	201
Interest on annuities and financial products	1,964	1,933
Total fixed charges	$2,181	$2,134

Ratio of sub-total of adjusted income (loss) to sub-total
of fixed charges excluding interest on annuities and
financial products	7.53	8.55
Ratio of adjusted income (loss) base to total fixed
charges	1.65	1.71

(1)	Interest and debt expense excludes a $23 million loss related to the early retirement of debt in 2018.